Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

MMA Capital Holdings, Inc. (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock and Common Stock Purchase Rights.

Description of Our Common Stock

The following brief description of our Common Stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Certificate of Incorporation and By-laws. For a complete description of the terms and provisions of our Common Stock refer to the Certificate of Incorporation and By-Laws, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.

Authorized Capital Shares

Our authorized capital shares consist of 50,000,000 shares of common stock, no par value (“Common Stock”), and 5,000,000 shares of preferred stock, no par value (“Preferred Stock”). There is no series of Preferred Stock outstanding.

Voting Rights

The holders of our Common Stock are entitled to one vote per share, other than with respect to Control Stock, which are described below. Pursuant to our By-laws, a person nominated to our Board of Directors will be elected if a majority of the votes cast are in favor of such person’s election; provided, however, that, if the number of nominees for Director exceeds the number of Directors to be elected, Directors shall be elected by a plurality of the votes of the shares of Common Stock represented and voted at a meeting at which a quorum is present. With respect to other matters, our Certificate of Incorporation requires the affirmative vote of 80% of the voting power of the then-outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class, to amend, repeal or adopt any provisions inconsistent with Section 8, 12, 13 and 14 of the Certificate of Incorporation, and our Certificate of Incorporation and By-laws require the affirmative vote of at least 66-2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class, for shareholders to adopt, amend or repeal any provisions of the By-laws. Unless otherwise required by law, other matters brought before a meeting of stockholders at which a quorum is present will be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Dividend Rights

Subject to applicable law, our Certificate of Incorporation and the rights, preferences and privileges of the holders of any series of Preferred Stock that we may issue in the future, holders of any series of Common Stock will be entitled to receive dividends, which may be paid in cash, property or shares of capital stock, as and if declared by our board of directors, out of our funds legally available thereof, at such rate and on such dates as will be set forth by the board of directors. Each distribution will be payable to holders of record as they appear on our share ledger on the record date fixed by the board of directors.

Liquidation Rights

In the event of our liquidation or dissolution, or a winding up of our affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of our Common Stock until after payment or provision for payment of our debts or liabilities and payment of any distributions owing to the holders of any outstanding series of Preferred Stock.

Liability for Calls and Assessments

The outstanding shares of our Common Stock are fully paid and non-assessable.

Other Information

Our board of directors is divided into three classes, as nearly equal in number as possible, which are designated Class I, Class II and Class III. Subject to certain exceptions, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected, and until the election and qualification of a successor, subject to such director’s earlier death, resignation or removal.

Our Common Stock has no preemptive, conversion, sinking fund or cumulative voting rights, and is not redeemable, except pursuant to certain anti-takeover provisions described below. We may, pursuant to action authorized by our board of directors, offer to repurchase or otherwise reacquire shares of our Common Stock.

Listing

Our Common Stock is traded on the Nasdaq Capital Market under the trading symbol “MMAC.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Anti-Takeover Provisions

Provisions in the Certificate of Incorporation and By-laws and the Delaware General Corporation Law may have the effect of deterring a hostile takeover or delaying or preventing a change in control or change in management, including transactions in which our stockholders might otherwise receive a premium over the then-current market prices for their shares of Common Stock.

Certificate of Incorporation and By-laws

Common Stock acquired by a holder of Common Stock that, except in certain circumstances, would, if aggregated with all other Common Stock owned by such stockholder entitle such stockholder to exercise or direct the exercise of the voting power of Common Stock within certain ranges of voting power, beginning at 20% of all voting power (“Control Stock”) are subject to certain voting and ownership restrictions.

Holders of Control Stock may submit a statement to the Company requesting a special meeting of stockholders to determine the voting rights of the Control Stock within ten days of acquiring the Control Stock. Control Stock will not have voting rights except to the extent approved by the affirmative vote of at least 66-2/3% of the voting power of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, excluding any votes cast with respect to Control Stock.

If the holder of the Control Stock delivers an acquiring person statement on or before the 10th day after the Control Stock acquisition, we may redeem any or all Control Stock, other than Control Stock for which voting rights have been approved by our stockholders, at any time during a 60-day period commencing on the day of a meeting at which voting rights for Control Stock are considered and are not approved. If the holder of the Control Stock fails to deliver an acquiring person statement on or before the 10th day after the Control Stock acquisition, we may redeem any or all Control Stock, other than Control Stock for which voting rights have been approved by our stockholders, at any time during a period commencing on the 11th day after the Control Stock acquisition and ending 60 days after the acquiring person statement has been delivered. Any such redemption of Control Stock will be at the “fair value” of such Control Stock as of the date of the last acquisition of the Control Stock in a control stock acquisition or, if a meeting is held to determine the voting rights of the holder of the Control Stock, as of the day of the meeting, in each case without regard to the absence of voting rights for the Control Stock.

In addition, the Certificate of Incorporation and By-laws contain various other provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of us that is not approved by the board of directors. These provisions include:

•	the right of our board of directors to issue authorized and unissued shares of Common Stock without stockholder approval;

•

the right of our board of directors to issue shares of Preferred Stock in one or more series and to designate the number of shares of those series and certain terms, rights and preferences of those series, including redemption terms and prices and conversion rights, without stockholder approval;

•

provisions prohibiting the removal of directors except for cause and upon the affirmative vote of at least the majority of the total voting power of outstanding shares of capital stock entitled to vote at an annual elections of directors; and

•	the fact that our board of directors is divided into three classes of directors.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee benefit plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may opt out of these provisions, subject to certain conditions. We have not opted out of these provisions and, as a result, mergers or other takeover or change in control attempts may be discouraged or prevented.

Forum Selection

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or if such court lacks jurisdiction, the federal district court for District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the By-laws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

Description of Our Common Stock Purchase Rights

The following brief description of our Common Stock Purchase Rights does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Certificate of Incorporation, By-laws and Tax Benefits Rights Agreement, dated as of May 5, 2015, between MMA Capital Management, LLC and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Tax Benefit Rights Agreement”), which is filed as Exhibit 4.2 to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.

On May 5, 2015, we adopted a Section 382 stockholders rights plan (the “Rights Plan”) and declared a dividend distribution of one right (each a “Right”) for each outstanding share of our Common Stock to stockholders of record at the close of business on May 15, 2015. Each Right entitles its holder, under the circumstances described below, to purchase from us one share of our Common Stock at an exercise price of $0.01 per Right, subject to adjustment. The description and terms of the Rights are set forth in the Tax Benefit Rights Agreement. On March 11, 2020, our board of directors determined to extend the Tax Benefits Rights Agreement through May 5, 2023.

The board of directors adopted the Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (“NOLs”) and certain other tax benefits available to us to reduce potential future U.S. federal income tax obligations. If we experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated by the United States Department of the Treasury thereunder (the “Treasury Regulations”), our ability to fully utilize the NOLs and certain other tax benefits on an annual basis would be substantially limited, and the timing of the use of the NOLs and such other benefits could be substantially delayed or eliminated, which could significantly impair the value of those benefits.

The Rights Plan is not absolute in its protection. It is, however, intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the “beneficial owner” (as defined in the Rights Plan) of 4.9% or more of our Common Stock (any such person or group, together with its affiliates and associates, is referred to as an “Acquiring Person”). The term Acquiring Person does not include:

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan of the Company or of any subsidiary of the Company;

•	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan;

•	any Grandfathered Person (as defined below);

•	any Exempted Person (as defined below);

•	any person or group who becomes the beneficial owner of 4.9% or more of our outstanding Common Stock as a result of an Exempted Transaction (as defined below); or

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any person whom or which the board of directors in good faith determines has inadvertently acquired beneficial ownership of 4.9% or more of outstanding Common Stock, so long as such person promptly enters into, and delivers to the Company, an irrevocable commitment to divest as promptly as practicable, and thereafter divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be a beneficial owner of 4.9% or more of outstanding Common Stock.

A stockholder who together with its affiliates and associates beneficially owned 4.9% or more of our Common Stock as of May 5, 2015 is deemed not to be an Acquiring Person, so long as such stockholder does not acquire any additional shares of Common Stock without the prior written approval of the Company, other than pursuant to or as a result of (a) a reduction in the amount of Common Stock outstanding; (b) any unilateral grant of any Common Stock by the Company or (c) any issuance of Common Stock by the Company or any share dividend, share split or similar transaction effected by the Company in which all holders of Common Stock are treated equally (any such person, a “Grandfathered Person”).

Our board of directors may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the rights plan if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such person would not jeopardize, endanger or limit (in timing or amount) the availability of the Company’s NOLs and other tax benefits (any such person, an “Exempted Person”). The board of directors, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.

Our board of directors may, in its sole discretion, make an irrevocable determination that a transaction shall be exempted for purposes of becoming an owner of more than 4.9% of our outstanding Common Stock (any such transaction, an “Exempted Transaction”).

Initially, the Rights are associated with our Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares, the book-entry records evidencing the Common Stock, and are transferable with and only with the underlying shares of Common Stock. Subject to certain exceptions, the Rights become exercisable and trade separately from the Common Stock only upon the “Distribution Date,” which occurs 10 business days following a public announcement (such date, the “Stock Acquisition Date”) that an Acquiring Person at any time after the close of business on May 5, 2015 (the “Measurement Date”) has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of our outstanding shares of Common Stock (unless, prior to the expiration of our right to redeem the Rights, such person or group is determined by the board of directors to be an Exempted Person, in which case the Stock Acquisition Date will be deemed not to have occurred).

Until the Distribution Date, the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the Rights associated with those shares.

As soon as practicable after the Distribution Date, separate certificates or book-entry statements will be mailed to holders of record of our Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate rights certificates or book-entry records alone will represent the Rights. Except as otherwise provided in the Tax Benefit Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and, unless earlier redeemed or exchanged by us as described below, will expire upon the earliest of:

•	the close of business on May 5, 2023;

•	the time at which the Rights are redeemed;

•	the time at which the Rights are exchanged;

•

the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the board of directors of the Company determines that the Rights Plan is no longer necessary or desirable for the preservation of certain tax benefits; or

•	the close of business on the first day of a taxable year of the Company to which our board of directors determines that certain tax benefits may not be carried forward.

In the event that a person or group becomes an Acquiring Person, each holder of a Right (other than any Acquiring Person and certain related parties, whose rights automatically become null and void) will have the right to receive, upon exercise, one share of Common Stock for each whole share of Common Stock held by such holder, at a purchase price of $0.01 per Right exercised. The Rights may not be exercised following a Stock Acquisition Date while the Company has the ability to cause the Rights to be redeemed, as described later in this summary.

The exercise price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, our Common Stock;

•	if holders of our Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or

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upon the distribution to holders of our Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends, if any) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by our board of directors) at any time until 10 business days following a Stock Acquisition Date. Immediately upon the action of the board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after there is an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding shares of our Common Stock, we may exchange the Rights for Common Stock (other than rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by us or our stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a Distribution Date.

The Company and the rights agent may from time to time amend or supplement the Tax Benefit Rights Agreement without the consent of the holders of the Rights. After a Distribution Date, however, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person or any affiliate or associate thereof).